ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)	2022	2021	$	cc(1)

Net sales to third parties	2,155	2,134	1	7	8,654	8,222	5	11
Gross profit	1,170	1,206	(3)	7	4,748	4,652	2	10
Operating income	21	182	(88)	(47)	672	580	16	59
Operating margin (%)	1.0	8.5			7.8	7.1
Net (loss)/income	(97)	139	nm	nm	335	376	(11)	37
Basic (loss)/earnings per share ($)(2)	(0.20)	0.28	nm	nm	0.68	0.77	(12)	36
Diluted (loss)/earnings per share ($)(2)	(0.20)	0.28	nm	nm	0.68	0.76	(11)	37

Core results(1)
Core operating income	353	348	1	23	1,571	1,443	9	26
Core operating margin (%)	16.4	16.3			18.2	17.6
Core net income	209	275	(24)	(4)	1,108	1,063	4	23
Core basic earnings per share ($)(2)	0.42	0.56	(25)	(4)	2.25	2.17	4	23
Core diluted earnings per share ($)(2)	0.42	0.56	(25)	(4)	2.24	2.15	4	23
nm = not meaningful
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
(2)Per share amounts may not add across quarters due to rounding.

Net sales by segment

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)	2022	2021	$	cc(1)

Surgical
Implantables	434	416	4	11	1,725	1,522	13	20
Consumables	636	639	—	6	2,499	2,388	5	10
Equipment/other	204	204	—	7	821	793	4	10
Total Surgical	1,274	1,259	1	8	5,045	4,703	7	13

Vision Care
Contact lenses	530	533	(1)	6	2,192	2,139	2	9
Ocular health	351	342	3	8	1,417	1,380	3	7
Total Vision Care	881	875	1	7	3,609	3,519	3	8
Net sales to third parties	2,155	2,134	1	7	8,654	8,222	5	11
(1) Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
Fourth quarter
Surgical
Surgical net sales were $1.3 billion, an increase of 1%. Underlying growth from product innovation and continuing recovery from the COVID-19 pandemic in most international markets, and sales of the Hydrus Microstent were offset by unfavorable currency impacts of 7%. Surgical net sales increased 8% in constant currencies.
•Implantables net sales were $434 million, an increase of 4%, reflecting improving market conditions in most international markets, increased demand for the portfolio of advanced technology intraocular lenses, led by Vivity, and sales of the Hydrus Microstent. Implantables growth was partially offset by declines in advanced technology intraocular lenses in South Korea following a reimbursement change during the first quarter and unfavorable currency impacts of 7%. Implantables net sales increased 11% in constant currencies.
•Consumables net sales were $636 million, in line with the prior year period, reflecting improving market conditions in most international markets, offset by unfavorable currency impacts of 6%. Consumables net sales increased 6% in constant currencies.
•Equipment/other net sales were $204 million, in line with the prior year period, as increased demand in international markets for cataract equipment and service was offset by declines in refractive equipment and unfavorable currency impacts of 7%. Equipment/other net sales increased 7% in constant currencies.
Vision Care
Vision Care net sales were $0.9 billion, an increase of 1%. Underlying growth was driven by product innovation and sales of ophthalmic pharmaceutical products following acquisitions, including Aerie Pharmaceuticals, Inc. ("Aerie") in ocular health in November 2022. This growth was offset by unfavorable currency impacts of 6%. Vision Care net sales increased 7% in constant currencies.
•Contact lenses net sales were $530 million, a decrease of 1%, as strong sales in the United States and slower international growth were more than offset by unfavorable currency impacts of 7%. Sales were led by silicone hydrogel contact lenses, including the Precision1 and Total families of products, partially offset by declines in legacy lenses. Contact lenses net sales increased 6% in constant currencies.
•Ocular health net sales were $351 million, an increase of 3%, primarily driven by the portfolio of eye drops, including recently acquired ophthalmic pharmaceutical products and Systane. This growth was significantly offset by unfavorable currency impacts of 5% and supply chain challenges, primarily in contact lens care. Ocular health net sales increased 8% in constant currencies.

Full year
Surgical
Surgical net sales were $5.0 billion, an increase of 7%, primarily driven by product innovation, market improvements across most geographies reflecting continuing recovery from the COVID-19 pandemic, and sales of the Hydrus Microstent. Growth was partially offset by unfavorable currency impacts of 6%. Surgical net sales increased 13% in constant currencies.
•Implantables net sales were $1.7 billion, an increase of 13%, reflecting improving market conditions, increased demand for the portfolio of advanced technology intraocular lenses, led by Vivity, and sales of the Hydrus Microstent, partially offset by unfavorable currency impacts of 7%. Implantables net sales increased 20% in constant currencies.
•Consumables net sales were $2.5 billion, an increase of 5%, primarily driven by higher procedure volumes due to improving market conditions, partially offset by unfavorable currency impacts of 5%. Consumables net sales increased 10% in constant currencies.
•Equipment/other net sales were $821 million, an increase of 4%, primarily driven by demand in international markets for cataract equipment and service, partially offset by declines in refractive equipment and unfavorable currency impacts of 6%. Equipment/other net sales increased 10% in constant currencies.
Vision Care
Vision Care net sales were $3.6 billion, an increase of 3%, with product innovation and market improvements across geographies reflecting continuing recovery from the COVID-19 pandemic, partially offset by unfavorable currency impacts of 5%. Ocular health net sales also benefited from sales of ophthalmic pharmaceutical products following acquisitions, including Aerie in November 2022. Vision Care net sales increased 8% in constant currencies.
•Contact lenses net sales were $2.2 billion, an increase of 2%, driven by silicone hydrogel contact lenses, including the Precision1 and Total families of products, as well as price increases. This growth was partially offset by declines in legacy lenses and unfavorable currency impacts of 7%. Contact lenses net sales increased 9% in constant currencies.
•Ocular health net sales were $1.4 billion, an increase of 3%, primarily driven by the portfolio of eye drops, including recently acquired ophthalmic pharmaceutical products and Systane. This growth was significantly offset by unfavorable currency impacts of 4% and supply chain challenges, primarily in contact lens care. Ocular health net sales increased 7% in constant currencies.

Operating income

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)	2022	2021	$	cc(1)

Gross profit	1,170	1,206	(3)	7	4,748	4,652	2	10
Selling, general & administration	(762)	(813)	6	2	(3,068)	(3,076)	—	(4)
Research & development	(196)	(180)	(9)	(11)	(702)	(842)	17	15
Other income	19	25	(24)	(22)	36	43	(16)	(15)
Other expense	(210)	(56)	(275)	(285)	(342)	(197)	(74)	(75)
Operating income	21	182	(88)	(47)	672	580	16	59
Operating margin (%)	1.0	8.5			7.8	7.1

Core results(1)
Core gross profit	1,322	1,340	(1)	7	5,381	5,216	3	11
Core operating income	353	348	1	23	1,571	1,443	9	26
Core operating margin (%)	16.4	16.3			18.2	17.6
(1)    Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Fourth quarter
Operating income was $21 million (-88%, -47% cc), compared to $182 million in the prior year period. Operating margin decreased 7.5 percentage points, including a negative 3.1 percentage point impact from currency. The current year period operating margin was impacted by legal settlement costs, increased transformation costs, increased inflationary impacts, acquisition and integration related expenses and increased investment in research and development primarily following the acquisition of Aerie, partially offset by improved underlying operating leverage from higher sales and favorability from incentive compensation. Operating margin decreased 4.4 percentage points on a constant currencies basis.
Adjustments to arrive at core operating income in the current year period were $332 million, mainly due to $151 million of amortization, $78 million of transformation costs, $70 million of legal settlement costs and $45 million of acquisition and integration related expenses. Adjustments to arrive at core operating income in the prior year period were $166 million, mainly due to $138 million of amortization.
Core operating income was $353 million (+1%, +23% cc), compared to $348 million in the prior year period. Core operating margin increased 0.1 percentage points, reflecting improved underlying operating leverage from higher sales and favorability from incentive compensation, offset by increased inflationary impacts, increased investment in research and development primarily following the acquisition of Aerie and a negative 2.3 percentage point impact from currency. Core operating margin increased 2.4 percentage points on a constant currencies basis.
Full year
Operating income was $672 million (+16%, +59% cc), compared to $580 million in the prior year period. Operating margin increased 0.7 percentage points, with improved operating leverage from higher sales, lower intangible asset impairments and favorability from incentive compensation, partially offset by increased inflationary impacts, increased transformation costs, increased legal items, acquisition and integration related expenses, higher amortization for intangible assets due to recent acquisitions and a negative 2.3 percentage point impact from currency. Operating margin increased 3.0 percentage points on a constant currencies basis.
Adjustments to arrive at core operating income in the current year were $899 million, mainly due to $588 million of amortization, $62 million in impairments of intangible assets, $119 million of transformation costs, $90 million of legal settlement costs and $64 million of acquisition and integration related expenses. Adjustments to arrive at core operating income in the prior year period were $863 million, mainly due to $529 million of amortization, $225 million in impairments of intangible assets, $68 million of transformation costs, an increase of $50 million in legal items and $36 million of separation costs, partially offset by a $42 million benefit from fair value adjustments to contingent liabilities.

Core operating income was $1.6 billion (+9%, +26% cc), compared to $1.4 billion in the prior year period. Core operating margin increased 0.6 percentage points, with improved operating leverage from higher sales and favorability from incentive compensation, partially offset by increased inflationary impacts and a negative 1.8 percentage point impact from currency. Core operating margin increased 2.4 percentage points on a constant currencies basis.

Segment contribution
For additional information regarding segment contribution, please refer to Note 3 to the Condensed Consolidated Interim Financial Statements.

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)	2022	2021	$	cc(1)

Surgical segment contribution	312	304	3	19	1,336	1,184	13	26
As % of net sales	24.5	24.1			26.5	25.2
Vision Care segment contribution	129	133	(3)	19	600	604	(1)	15
As % of net sales	14.6	15.2			16.6	17.2
Not allocated to segments	(420)	(255)	(65)	(66)	(1,264)	(1,208)	(5)	(5)
Operating income	21	182	(88)	(47)	672	580	16	59
Core adjustments(1)	332	166			899	863
Core operating income(1)	353	348	1	23	1,571	1,443	9	26
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Fourth quarter
Surgical
Surgical segment contribution was $312 million (+3%, +19% cc), compared to $304 million in the prior year period. Segment contribution margin increased 0.4 percentage points, with improved operating leverage from higher sales and favorability from incentive compensation, partially offset by increased inflationary impacts and a negative 2.1 percentage point impact from currency. Segment contribution margin increased 2.5 percentage points on a constant currencies basis.
Vision Care
Vision Care segment contribution was $129 million (-3%, +19% cc), compared to $133 million in the prior year period. Segment contribution margin decreased 0.6 percentage points, including a negative 2.3 percentage point impact from currency. Segment contribution margin increased 1.7 percentage points on a constant currencies basis. Underlying improvements in operating leverage from higher sales and favorability from incentive compensation were partially offset by increased inflationary impacts, increased investment in research and development following the acquisition of Aerie and supply chain challenges.
Not allocated to segments
Operating loss not allocated to segments totaled $420 million (-65%, -66% cc), compared to $255 million in the prior year period. The increase in amounts not allocated was primarily driven by legal settlement costs, increased transformation costs and acquisition and integration related expenses.
Full year
Surgical
Surgical segment contribution was $1.3 billion (+13%, +26% cc), compared to $1.2 billion in the prior year period. Segment contribution margin increased 1.3 percentage points, with improved operating leverage from higher sales and favorability from incentive compensation, partially offset by increased inflationary impacts and a negative 1.6 percentage point impact from currency. Segment contribution margin increased 2.9 percentage points on a constant currencies basis.

Vision Care
Vision Care segment contribution was $600 million (-1%, +15% cc), compared to $604 million in the prior year period. Segment contribution margin decreased 0.6 percentage points, including a negative 1.8 percentage point impact from currency. Segment contribution margin increased 1.2 percentage points on a constant currencies basis. Underlying improvements in operating leverage from higher sales and favorability from incentive compensation were partially offset by unfavorable product mix from launches of new silicone hydrogel daily contact lenses, increased inflationary impacts and supply chain challenges.
Not allocated to segments
Operating loss not allocated to segments totaled $1.3 billion (-5%, -5% cc), compared to $1.2 billion in the prior year period, primarily driven by higher amortization for intangible assets due to recent acquisitions, increased transformation costs, acquisition and integration related expenses and increased legal items, partially offset by lower intangible asset impairments.

Non-operating income & expense

	Three months ended December 31				Twelve months ended December 31
			Change %				Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(1)	2022	2021	$	cc(1)

Operating income	21	182	(88)	(47)	672	580	16	59
Interest expense	(40)	(28)	(43)	(41)	(134)	(120)	(12)	(13)
Other financial income & expense	(12)	(13)	8	12	(75)	(42)	(79)	(80)
(Loss)/income before taxes	(31)	141	nm	nm	463	418	11	70
Taxes	(66)	(2)	nm	nm	(128)	(42)	nm	nm
Net (loss)/income	(97)	139	nm	nm	335	376	(11)	37
Basic (loss)/earnings per share ($)	(0.20)	0.28	nm	nm	0.68	0.77	(12)	36
Diluted (loss)/earnings per share ($)	(0.20)	0.28	nm	nm	0.68	0.76	(11)	37

Core results(1)
Core taxes	(92)	(32)	(188)	(245)	(254)	(218)	(17)	(38)
Core net income	209	275	(24)	(4)	1,108	1,063	4	23
Core basic earnings per share ($)	0.42	0.56	(25)	(4)	2.25	2.17	4	23
Core diluted earnings per share ($)	0.42	0.56	(25)	(4)	2.24	2.15	4	23
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

Fourth quarter
Interest expense
Interest expense was $40 million, compared to $28 million in the prior year period. The current year period had increased financial debts following funding of the Aerie acquisition in November 2022 and less favorable interest rates.
Other financial income & expense
Other financial income & expense was a net expense of $12 million, compared to $13 million in the prior year period. The decrease was primarily driven by interest income on time deposits, partially offset by losses for the write-off of unamortized debt issuance costs and foreign currency exchange losses.
Taxes
Tax expense was $66 million, compared to $2 million in the prior year period, primarily due to the recognition of tax expense for an Advanced Pricing Agreement between Swiss and US tax authorities related to fiscal years 2019 through 2022 (the "2022 APA"), a decrease in the build of inventory in certain markets and the mix of pre-tax income/(loss) across geographical jurisdictions. The prior year period benefited from an agreement for deductibility of a statutory expense in Switzerland related to fiscal year 2021.
Adjustments to arrive at core tax expense in the current year period were $26 million for the tax effect associated with operating income core adjustments, partially offset by the discrete tax impacts of the 2022 APA for the fiscal years 2019 through 2021. Adjustments to arrive at core tax expense in the prior year period were $30 million for the tax effect associated with operating income core adjustments.
Core tax expense was $92 million, compared to $32 million in the prior year period. The average core tax rate was 30.6% compared to 10.4% in the prior year period, primarily due to the recognition of tax expense for the 2022 APA related to fiscal year 2022, a decrease in the build of inventory in certain markets and the mix of pre-tax income/(loss) across geographical tax jurisdictions. The average tax rate in the prior year period benefited from an agreement for deductibility of a statutory expense in Switzerland.

Net (loss)/income and (loss)/earnings per share
Net loss was $97 million, compared to a net income of $139 million in the prior year period. The change was due to lower operating income, higher interest expense and higher tax expense in the current year period compared with the prior year period. The associated basic and diluted loss per share were $0.20, compared to basic and diluted earnings per share of $0.28 in the prior year period.
Core net income was $209 million, compared to $275 million in the prior year period primarily due to increased core tax expense. The associated core basic and diluted earnings per share were $0.42, compared to core basic and diluted earnings per share of $0.56 in the prior year period.
Full year
Interest expense
Interest expense was $134 million, compared to $120 million in the prior year period. The current year period had increased financial debts following funding of the Aerie acquisition in November 2022 and less favorable interest rates.
Other financial income & expense
Other financial income & expense was a net expense of $75 million, compared to $42 million in the prior year period. The increase was primarily driven by foreign currency exchange losses, losses from hyperinflationary accounting, hedging costs and losses for the write-off of unamortized debt issuance costs, partially offset by interest income.
Taxes
Tax expense was $128 million, compared to $42 million in the prior year period. The average tax rate was 27.6% compared to 10.0% in the prior year period, primarily driven by the 2022 APA, partially offset by discrete tax items favorably impacting the current year, including an agreement for deductibility of a statutory expense for Switzerland federal tax related to fiscal year 2021. It is uncertain whether Alcon will obtain a similar benefit for the deductibility of these statutory expenses in Switzerland in future years.
Adjustments to arrive at core tax expense in the current year period were $126 million for the tax effect associated with operating income core adjustments, partially offset by discrete tax impacts of the 2022 APA for the fiscal years 2019 through 2021. Adjustments to arrive at core tax expense in the prior year period were $176 million for the tax effect associated with operating income core adjustments.
Core tax expense was $254 million, compared to $218 million in the prior year period. The average core tax rate was 18.6% compared to 17.0% in the prior year period, primarily due to the 2022 APA related to fiscal year 2022, partially offset by discrete tax benefits, including an agreement for deductibility of a statutory expense for Switzerland federal tax related to fiscal year 2021 and other discrete tax items.
Net income and earnings per share
Net income was $335 million, compared to $376 million in the prior year period, primarily due to higher interest, other financial expense and tax expense, partially offset by higher operating income. In addition, the current year reflects unfavorable currency impacts. The associated basic and diluted earnings per share were $0.68, compared to basic and diluted earnings per share of $0.77 and $0.76, respectively, in the prior year period.
Core net income was $1.1 billion, compared to $1.1 billion in the prior year period, primarily due to higher core operating income, partially offset by higher interest, other financial expense and core tax expenses. In addition, the current year reflects unfavorable currency impacts. The associated core basic and diluted earnings per share were $2.25 and $2.24, respectively, compared to $2.17 and $2.15, respectively, in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities
Net cash flows from operating activities amounted to $1.2 billion in 2022, compared to $1.3 billion in the prior year period. The current year includes increased cash outflows from changes in net working capital, the negative impact of foreign currency rates on operating results and a $20 million legal settlement payment. Both periods were impacted by tax payments and semi-annual interest payments.
Changes in net working capital in the current year include increases in inventories and trade receivables, the net change in other operating assets and other operating liabilities and decreases in trade payables. The increase in inventories was primarily driven by new product launches and higher raw materials and work in process at manufacturing sites to mitigate uncertainty caused by longer supply lead times. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The net change in other operating assets was primarily driven by increases in long-term receivables and prepaid expenses. The net change in other operating liabilities was primarily driven by higher annual associate short-term incentive payments in 2022, which generally occur in the first quarter, payment of acquisition and integration costs related to Aerie and lower wage accruals due to the timing of payroll, partially offset by accruals for deductions from revenue. Trade payables decreased as the prior year payables reflected increased discretionary spending in line with market recovery.
Changes in net working capital in the prior year period were mainly driven by increases in inventories and trade receivables, partially offset by the net change in other operating liabilities and increases in trade payables. The increase in inventories was primarily associated with new product launches as well as to meet expected upcoming demand and to support supply chain continuity. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The net change in other operating liabilities was primarily related to accruals for associate short-term incentive benefits and revenue deductions, partially offset by payments for Value Added Tax ("VAT") and other payables. The increase in trade payables was primarily driven by increased discretionary spending. Refer to Note 9 of the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital in the current and prior year periods.
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to $1.9 billion in 2022, compared to $1.2 billion in the prior year period. Cash outflows in the current year period are primarily due to the acquisitions of Aerie, Ivantis, and Eysuvis and Inveltys products, capital expenditures and purchases of long-term financial investments measured at fair value through other comprehensive income, partially offset by the sale of short-term investments obtained in the Aerie acquisition.
Cash outflows in the prior year period were primarily due to the acquisition of exclusive US commercialization rights to Simbrinza and capital expenditures, including for new contact lens manufacturing lines. Refer to Note 2 of the Condensed Consolidated Interim Financial Statements for additional information on the acquisitions of Aerie, Ivantis, Eysuvis and Inveltys products and Simbrinza US commercialization rights.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to $8 million in 2022, compared to $123 million in the prior year period. Cash outflows in the current year period primarily include dividends paid to shareholders of Alcon Inc., lease payments, withholding taxes paid upon net settlements of equity-based compensation and payments made upon settlement of derivative contracts, partially offset by net cash inflows associated with financial debts. Net cash inflows associated with financial debts primarily included the issuance of Series 2028, Series 2032 and Series 2052 senior notes, issuance and repayment of the 2022 Bridge Loan Facility associated with the Aerie acquisition, repayment of the Facility B and Facility C term loans, payment of financial debts assumed in the Aerie acquisition and payments of certain local debt facilities. Refer to Notes 2 and 7 of the Condensed Consolidated Interim Financial Statements for additional information.
Cash outflows in the prior year period primarily included lease payments, dividends paid, payment of certain local debt facilities and withholding taxes paid upon net settlements of equity-based compensation, partially offset by net proceeds from refinancing of local debt facilities in Japan.

Free cash flow (non-IFRS measure)
Free cash flow amounted to an inflow of $581 million in 2022, compared to an inflow of $645 million in the prior year period, driven primarily by decreased cash flows from operating activities, partially offset by decreased purchases of property, plant and equipment.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Balance sheet
Assets
Total non-current assets were $24.0 billion as of December 31, 2022, an increase of $1.4 billion when compared to $22.6 billion as of December 31, 2021. Intangible assets other than goodwill increased $924 million primarily due to the acquisitions of Aerie, Ivantis, Inc. ("Ivantis"), and Eysuvis and Inveltys products, partially offset by recurring amortization and asset impairments. Property, plant and equipment increased $314 million primarily due to capital expenditures and the acquisition of Aerie, partially offset by depreciation and foreign currency translation effects. Financial assets increased $70 million primarily driven by purchases of long-term financial investments measured at fair value through other comprehensive income and unrealized gains on financial investments measured at fair value through profit and loss. Goodwill increased $65 million due to the acquisition of Aerie.
Total current assets were $5.2 billion as of December 31, 2022, a decrease of $193 million when compared to $5.4 billion as of December 31, 2021. Cash and cash equivalents decreased $595 million due to the net impact of operating, investing and financing activities as described in the preceding section. Inventories increased $210 million primarily driven by new product launches, higher raw materials and work in process at manufacturing sites to mitigate uncertainty caused by longer supply lead times and the acquisition of Aerie, partially offset by foreign currency translation effects. Trade receivables increased $177 million primarily driven by higher sales outpacing collections and the acquisition of Aerie, partially offset by foreign currency translation effects.
Liabilities
Total non-current liabilities were $6.8 billion as of December 31, 2022, an increase of $479 million when compared to $6.3 billion as of December 31, 2021. Financial debts increased $575 million due to the net proceeds from debt issuances and repayments in 2022, partially offset by the movement of balances to current financial debt and foreign currency translation effects. Refer to Note 7 of the Condensed Consolidated Interim Financial Statements for details regarding financial debt issuances and repayments in 2022. Deferred tax liabilities increased $38 million primarily due to the acquisition of Aerie. Provisions and other non-current liabilities decreased $154 million primarily related to reductions in pensions and post-employment benefit obligations due to actuarial gains recognized for increases in discount rates, partially offset by liabilities assumed in the acquisition of Aerie.
Total current liabilities were $2.8 billion as of December 31, 2022, an increase of $310 million when compared to $2.5 billion as of December 31, 2021. Provisions and other current liabilities increased $323 million primarily due to accruals for legal items, liabilities assumed in the acquisition of Aerie, increased restructuring provisions and increased accruals for deductions from revenue, partially offset by foreign currency translation effects, lower accruals for incentive compensation and lower wage accruals due to the timing of payroll. Current income tax liabilities increased $32 million primarily due to the acquisition of Aerie, partially offset by payments. Trade payables decreased $42 million primarily due to foreign currency translation effects and higher trade payables in prior year reflecting increased discretionary spending.
Equity
Equity was $19.7 billion as of December 31, 2022, an increase of $421 million when compared to $19.3 billion as of December 31, 2021.
Net (debt)/liquidity (non-IFRS measure)
Net debt of $3.7 billion as of December 31, 2022 increased $1.2 billion compared to $2.5 billion as of December 31, 2021. Alcon's liquidity amounted to $1.0 billion as of December 31, 2022, compared to $1.6 billion as of December 31, 2021. Total financial debt amounted to $4.6 billion as of December 31, 2022, compared to $4.1 billion as of December 31, 2021. The average maturity of financial debts outstanding as of December 31, 2022 is 11.8 years.

The $1 billion revolving credit facility remained undrawn as of December 31, 2022 and February 27, 2023.
For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Additional Considerations
War on Ukraine
In February 2022, as a result of the war on Ukraine by Russia, economic sanctions and export controls were imposed by much of the world on Russian financial institutions and businesses. These sanctions could adversely impact net sales, create disruptions in the global supply chain, increase the risk of cyber attacks, and potentially have an adverse impact on the global economy, financial markets, energy markets, currency rates and otherwise. As a result of the global impacts, we have experienced volatility in currency translation effects. Our manufacturing and procurement exposure in Russia and Ukraine is limited as our operations consist mainly of associates in local functions, including sales and customer support. Refer to Part I, Item 3D, "Risk Factors" - Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business in the Company’s 2022 Form 20-F ("Form 20-F").
For the years ended December 31, 2022 and 2021, net sales in Russia and Ukraine amounted to approximately 2% of consolidated net sales. Total assets in Russia and Ukraine amounted to $83 million as of December 31, 2022. As of December 31, 2022, operations previously impacted by the war on Ukraine continued operating to the extent practicable and permitted by law.
COVID-19
Outbreaks of COVID-19 cases continued to occur in 2022 and localized responses remain unpredictable, notably in China. The COVID-19 pandemic may continue to have an adverse effect on our net sales, operating results and cash flow. The extent to which the COVID-19 pandemic and the related economic impact may continue to affect our financial condition or results of operations is uncertain.
Net sales trends
Sales in 2022 grew over the prior year period reflecting continuing recovery from COVID-19. However, uncertainty remains on a market by market basis, and we believe we will likely continue to see some lingering impacts from COVID-19. In addition, Russia’s war on Ukraine and resulting global response could have an adverse impact on our business for the foreseeable future.
Supply chain continuity and inflation
We have experienced inflationary pressures in electronic components, freight, labor, resins and plastics, which we continue to manage but have impacted operating margin in 2022 despite price increases and productivity initiatives. We have also encountered supply chain challenges in certain components including microchips, resins and plastics, metals and filters. Our procurement teams are staying in close contact with our critical suppliers to maintain access to raw materials and other components. When necessary, we are also utilizing alternative methods of product distribution and supplier sourcing, as well as alternative shipping options where possible. We expect these inflationary pressures and supply chain challenges to continue into 2023.
Estimation uncertainty
The preparation of Condensed Consolidated Interim Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affect the reported amounts of assets and liabilities as well as revenues and expenses. In particular, the Condensed Consolidated Interim Financial Statements for the period ended December 31, 2022 required the use of significant estimates and assumptions pertaining to the past and potential impacts of the adverse effects of the war on Ukraine, economic sanctions and export controls on Russia and continuing impacts of COVID-19 on Alcon's operations, results and liquidity. Actual outcomes and results could differ materially from our estimates and assumptions. For example, we could be impacted by extended or new economic sanctions and export controls on Russia, extended or new COVID-19 related shut-down periods, ongoing supply chain disruptions, labor shortages, an inability to manufacture products, reduced sales, incremental provisions for expected customer credit losses and inventory, incremental costs, reduced cash on hand and increased debt or impairments of assets.

Foreign currencies
We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements and costs to enter hedging agreements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Korean Won, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged with limited exception, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition.
The economy in Turkey was designated as hyperinflationary for accounting purposes in the second quarter of 2022, including retroactive implementation from January 1, 2022 of hyperinflationary accounting. The accounting policy for hyperinflationary economies is described in Note 2 to the Consolidated Financial Statements in the Form 20-F.
Enactment of the Inflation Reduction Act of 2022
On August 16, 2022, the US enacted the Inflation Reduction Act (the "IRA"). Alcon does not currently believe the IRA will have a material effect on its reported results, cash flows or financial position when it becomes effective.
JJSVI patent dispute
On February 12, 2023 we announced the settlement of legal proceedings with Johnson & Johnson Surgical Vision, Inc. ("JJSVI") related to femtosecond laser assisted cataract surgery devices. As part of that resolution, the parties exchanged cross-licenses of certain intellectual property and other mutually agreed covenants and releases, and Alcon agreed to make a one-time payment to JJSVI of $199 million for those rights and to resolve the parties’ various worldwide intellectual property disputes concerning such devices. Refer to Note 11 to the Condensed Consolidated Interim Financial Statements for additional information.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated Income Statement (unaudited)

		Three months ended December 31		Twelve months ended December 31
($ millions except (loss)/earnings per share)	Note	2022	2021	2022	2021
Net sales to third parties	3	2,155	2,134	8,654	8,222
Other revenues	3	16	15	63	69
Net sales and other revenues		2,171	2,149	8,717	8,291
Cost of net sales		(986)	(930)	(3,910)	(3,577)
Cost of other revenues		(15)	(13)	(59)	(62)
Gross profit		1,170	1,206	4,748	4,652
Selling, general & administration		(762)	(813)	(3,068)	(3,076)
Research & development		(196)	(180)	(702)	(842)
Other income		19	25	36	43
Other expense		(210)	(56)	(342)	(197)
Operating income		21	182	672	580
Interest expense		(40)	(28)	(134)	(120)
Other financial income & expense		(12)	(13)	(75)	(42)
(Loss)/income before taxes		(31)	141	463	418
Taxes	4	(66)	(2)	(128)	(42)
Net (loss)/income		(97)	139	335	376

(Loss)/earnings per share ($)
Basic	5	(0.20)	0.28	0.68	0.77
Diluted	5	(0.20)	0.28	0.68	0.76

Weighted average number of shares outstanding (millions)
Basic	5	491.8	490.1	491.4	490.0
Diluted	5	491.8	494.2	494.4	493.4
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Comprehensive (Loss)/Income (unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021

Net (loss)/income	(97)	139	335	376
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	84	(21)	(36)	(58)
Total of items to eventually recycle	84	(21)	(36)	(58)
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial gains from defined benefit plans, net of taxes(2)	12	3	141	26
Fair value adjustments on equity securities, net of taxes(3)	(4)	—	(1)	—
Total of items never to be recycled	8	3	140	26
Total comprehensive (loss)/income	(5)	121	439	344
(1)Amounts are net of tax benefits of $2 million for the three months ended December 31, 2022 and 2021. Amount is net of tax expense of $0.4 million for the twelve months ended December 31, 2022. Amount is net of tax benefit of $6 million for the twelve months ended December 31, 2021.
(2)Amounts are net of tax expense of $6 million and $3 million for the three months ended December 31, 2022 and 2021, respectively. Amounts are net of tax expense of $40 million and $11 million for the twelve months ended December 31, 2022 and 2021, respectively.
(3)Amounts are net of tax benefits of $2 million and $1 million for the three and twelve months ended December 31, 2022, respectively.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Balance Sheet (unaudited)

($ millions)	Note	December 31, 2022	December 31, 2021
Assets
Non-current assets
Property, plant & equipment		4,025	3,711
Right-of-use assets		391	372
Goodwill		8,970	8,905
Intangible assets other than goodwill	6	9,689	8,765
Deferred tax assets		411	409
Financial assets	8	287	217
Other non-current assets		243	234
Total non-current assets		24,016	22,613
Current assets
Inventories		2,109	1,899
Trade receivables		1,673	1,496
Income tax receivables		13	9
Cash and cash equivalents		980	1,575
Other current assets		418	407
Total current assets		5,193	5,386
Total assets		29,209	27,999

Equity and liabilities
Equity
Share capital		20	20
Reserves		19,657	19,236
Total equity		19,677	19,256
Liabilities
Non-current liabilities
Financial debts	7	4,541	3,966
Lease liabilities		359	339
Deferred tax liabilities		1,064	1,026
Provisions & other non-current liabilities		786	940
Total non-current liabilities		6,750	6,271
Current liabilities
Trade payables		861	903
Financial debts	7	107	114
Lease liabilities		71	67
Current income tax liabilities		219	187
Provisions & other current liabilities		1,524	1,201
Total current liabilities		2,782	2,472
Total liabilities		9,532	8,743
Total equity and liabilities		29,209	27,999
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Changes in Equity (unaudited)

($ millions)	Share capital	Other reserves	Fair value adjustments on equity securities	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2021	20	18,899	(32)	(109)	44	(97)	18,822
Net income		376				—	376
Other comprehensive income/(loss)			—	26	(58)	(32)	(32)
Total comprehensive income	—	376	—	26	(58)	(32)	344
Dividends		(53)				—	(53)
Equity-based compensation		124				—	124
Other movements(2)		10		9		9	19
Total other movements	—	81	—	9	—	9	90
Balance at December 31, 2021	20	19,356	(32)	(74)	(14)	(120)	19,256
Net income		335				—	335
Other comprehensive income/(loss)			(1)	141	(36)	104	104
Total comprehensive income	—	335	(1)	141	(36)	104	439
Dividends		(102)				—	(102)
Equity-based compensation		68				—	68
Other movements(2)		16				—	16
Total other movements	—	(18)	—	—	—	—	(18)
Balance at December 31, 2022	20	19,673	(33)	67	(50)	(16)	19,677
(1) "Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting. The prior year primarily includes an adjustment to actuarial gains to recognize plan assets related to the separation of a pension plan in the spin-off from Novartis but which were not previously recorded.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Cash Flows (unaudited)

		Twelve months ended December 31
($ millions)	Note	2022	2021

Net income		335	376
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	9.1	1,111	1,220
Equity-based compensation expense		140	138
Non-cash change in current and non-current provisions and other non-current liabilities		187	57
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		10	13
Interest expense		134	120
Other financial income & expense		75	42
Taxes		128	42
Interest received		14	3
Interest paid		(111)	(108)
Other financial payments		(7)	(7)
Taxes paid		(178)	(175)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		1,838	1,721
Net payments out of provisions and other cash movements in non-current liabilities		(99)	(62)
Change in net current assets and other operating cash flow items	9.2	(522)	(314)
Net cash flows from operating activities		1,217	1,345
Purchase of property, plant & equipment		(636)	(700)
Purchase of intangible assets		(109)	(480)
Purchase of financial assets		(50)	(19)
Proceeds from financial assets		2	1
Proceeds from sale of short-term investments	12.1	79	—
Acquisitions of assets, net of cash acquired	12.2	(485)	—
Acquisition of business, net of cash acquired	12.1	(666)	—
Net cash flows used in investing activities		(1,865)	(1,198)
Dividends paid to shareholders of Alcon Inc.	5	(100)	(54)
Proceeds from non-current financial debts, net of issuance costs	7	1,815	52
Proceeds from 2022 Bridge Loan Facility, net of issuance costs	7	771	—
Repayment of non-current financial debts	7	(1,176)	—
Repayment of 2022 Bridge Loan Facility	7	(775)	—
Repayment of financial debts assumed in acquisition of business	7	(316)	—
Change in current financial debts		(42)	(43)
Lease payments		(69)	(72)
Payment of withholding taxes related to equity-based compensation		(50)	(22)
Other financing cash flows		(66)	16
Net cash flows used in financing activities		(8)	(123)
Effect of exchange rate changes on cash and cash equivalents		61	(6)
Net change in cash and cash equivalents		(595)	18
Cash and cash equivalents at January 1		1,575	1,557
Cash and cash equivalents at December 31		980	1,575
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Selected accounting policies
Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 2 to the December 31, 2022 Consolidated Financial Statements in the Company’s 2022 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. Therefore, the Condensed Consolidated Interim Financial Statements as of December 31, 2022 and 2021 and for the years then ended are derived from and should be read in conjunction with the annual Consolidated Financial Statements for the years ended December 31, 2022, which have been prepared in accordance with IFRS as issued by the IASB and can be found in the Form 20-F.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income and cash flows in accordance with IFRS. Alcon's principal accounting policies are set out in Note 2 to the Consolidated Financial Statements in the Form 20-F.
Use of estimates and assumptions
The preparation of Condensed Consolidated Interim Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affect the reported amounts of assets and liabilities as well as revenues and expenses. Alcon has analyzed the impact of the war on Ukraine, economic sanctions and export controls on Russia and the COVID-19 pandemic on the Condensed Consolidated Interim Financial Statements for the three and twelve months ended December 31, 2022 and 2021. Alcon has assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in the context of the unknown future impacts of these and other events using information reasonably available to us at this time. The accounting estimates and other matters assessed included, but were not limited to, provisions for expected credit losses, goodwill and other intangible assets, financial instruments, inventory provisions, associate benefits, income taxes and revenue recognition. Based on the assessment performed, the resulting provisions recorded were not material to the Condensed Consolidated Interim Financial Statements for the three or twelve months ended December 31, 2022 or 2021. However, because of the inherent uncertainties of the continuation of the war on Ukraine, COVID-19 or other items, actual outcomes and results may differ materially from management's current assumptions and estimates.
Foreign currencies
The hyperinflationary economies in which Alcon operates are Argentina, Turkey and Venezuela. Argentina and Venezuela were hyperinflationary for all periods presented. Turkey became hyperinflationary effective April 1, 2022, requiring retroactive implementation from January 1, 2022 of hyperinflationary accounting. The accounting policy for hyperinflationary economies is described in Note 2 to the Consolidated Financial Statements in the Form 20-F.
Impairment of goodwill, Alcon brand name and definite lived intangible assets
As discussed in Note 2 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired In-process research & development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the Consolidated Balance Sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.

2. Significant transactions
Significant transactions in 2022
Vision Care - Acquisition of Aerie Pharmaceuticals, Inc.
On November 21, 2022, Alcon acquired 100% of the outstanding shares and equity of Aerie Pharmaceuticals, Inc. ("Aerie"), a pharmaceutical company focused on the discovery, development, manufacturing and commercialization of first-in-class ophthalmic therapies. Pursuant to the terms of the Agreement and Plan of Merger, Alcon paid $15.25 per share to acquire all outstanding shares of Aerie's common stock. The total purchase consideration amounted to $744 million and total cash paid for the net identifiable assets recognized, net of cash acquired, was $666 million. Alcon also assumed debt of $316 million. This transaction was accounted for as a business combination that resulted in goodwill of $65 million. Refer to Note 12.1 to these Condensed Consolidated Interim Financial Statements for additional information regarding the acquisition. The total purchase consideration was funded with proceeds from a bridge loan facility agreement (the "2022 Bridge Loan Facility") on November 21, 2022. Refer to Note 7 to these Condensed Consolidated Interim Financial Statements for additional information regarding the 2022 Bridge Loan Facility.
Series 2032 Notes and Series 2052 Notes issuance
On December 6, 2022, Alcon, through its wholly owned subsidiary Alcon Finance Corporation (“AFC”), completed a private offering of non-current financial debt consisting of $700 million of 5.375% senior notes due 2032 and $600 million of 5.750% senior notes due 2052. The funds borrowed through the issuance, together with cash, were used to repay the remaining $640 million Facility B term loan and the $775 million 2022 Bridge Loan Facility. Refer to Note 7 to these Condensed Consolidated Interim Financial Statements for additional information.
Vision Care - Acquisition of Eysuvis and Inveltys products
On July 8, 2022, Alcon acquired two pharmaceutical ophthalmic eye drops, Eysuvis and Inveltys, from Kala Pharmaceuticals, Inc. The acquisition complements Alcon’s existing portfolio in the large and fast-growing dry eye category. Pursuant to the terms of the Asset Purchase Agreement, Alcon paid total upfront consideration of $60 million for Eysuvis and Inveltys, paid an additional amount to purchase certain related inventory and assumed certain liabilities of approximately $14 million for a purchase consideration of $79 million. In addition, Alcon agreed to potentially pay additional amounts upon achievement of certain commercial milestones if annual sales exceed defined targets that expire after 2029. The purchase consideration was allocated using the relative fair value approach primarily to currently marketed product intangible assets within the Vision Care reportable segment of $71 million and assumed liabilities of $14 million.
Series 2028 Notes issuance
On May 31, 2022, Alcon, through its wholly owned subsidiary Alcon Finance B.V. (“AFBV”), completed a public offering of $537 million (EUR500 million) of non-current EUR denominated financial debt consisting of 2.375% senior notes due 2028. The funds borrowed through the issuance were used to repay the $376 million (EUR350 million) Facility C term loan in full and partially repay $160 million of the Facility B term loan. Refer to Note 7 to these Condensed Consolidated Interim Financial Statements for additional information.
Surgical - Acquisition of Ivantis, Inc.
On January 7, 2022, Alcon acquired 100% of the outstanding shares and equity of Ivantis, Inc., a privately-held, US-based company and manufacturer of the Hydrus Microstent, a minimally-invasive glaucoma surgery (“MIGS”) device designed to lower intraocular pressure for open-angle glaucoma patients, for total upfront consideration of $479 million and additional amounts to be potentially paid upon achievement of development and commercial milestones. The acquisition expands Alcon’s surgical portfolio and is expected to help provide a platform for more growth in the glaucoma space. Refer to Note 12.2 to these Condensed Consolidated Interim Financial Statements for additional information regarding this transaction which was accounted for as an asset acquisition.

Significant transactions in 2021
Vision Care - Acquisition of Simbrinza US commercialization rights
On April 28, 2021, Alcon executed an Asset Purchase Agreement (“Agreement”) to acquire exclusive US commercialization rights to a pharmaceutical ophthalmic eye drop, Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2% from Novartis. Under the terms of the Agreement, Alcon paid $355 million at closing on June 8, 2021 and recognized the intangible asset acquisition as currently marketed products within the Vision Care reportable segment. After closing, Alcon and Novartis immediately began a transition period during which Novartis sold Simbrinza on Alcon's behalf. The transition period concluded during the third quarter of 2021 and Alcon began to fully commercialize Simbrinza for the US market. Novartis retains all rights to Simbrinza® outside of the US.

3. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation and the selected accounting policies mentioned in Note 1 of these Condensed Consolidated Interim Financial Statements are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, separation costs, transformation costs, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs and certain other income and expense items.
General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs.
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment.

Net sales and other revenues by segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Surgical
Implantables	434	416	1,725	1,522
Consumables	636	639	2,499	2,388
Equipment/other	204	204	821	793
Total Surgical net sales to third parties	1,274	1,259	5,045	4,703
Vision Care
Contact lenses	530	533	2,192	2,139
Ocular health	351	342	1,417	1,380
Total Vision Care net sales to third parties	881	875	3,609	3,519
Total net sales to third parties	2,155	2,134	8,654	8,222
Vision Care other revenues	16	15	63	69
Total net sales and other revenues	2,171	2,149	8,717	8,291
Segment contribution and reconciliation to (loss)/income before taxes

	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021
Segment contribution
Surgical	312	304	1,336	1,184
Vision Care	129	133	600	604
Total segment contribution	441	437	1,936	1,788
Not allocated to segments:
Amortization of intangible assets	(168)	(154)	(653)	(590)
Impairment charges on intangible assets	(1)	(2)	(62)	(225)
General & administration (corporate)	(58)	(59)	(255)	(251)
Separation costs	—	(13)	—	(36)
Transformation costs	(78)	(28)	(119)	(68)
Fair value adjustments to contingent consideration liabilities	—	—	23	42
Past service costs for post-employment benefit plan amendments	—	16	—	18
Acquisition and integration related costs	(45)	—	(64)	—
Other	(70)	(15)	(134)	(98)
Operating income	21	182	672	580
Interest expense	(40)	(28)	(134)	(120)
Other financial income & expense	(12)	(13)	(75)	(42)
(Loss)/income before taxes	(31)	141	463	418

Net sales by region(1)

	Three months ended December 31				Twelve months ended December 31
($ millions unless indicated otherwise)	2022		2021		2022		2021
United States	989	46%	919	43%	3,897	45%	3,651	44%
International	1,166	54%	1,215	57%	4,757	55%	4,571	56%
Net sales to third parties	2,155	100%	2,134	100%	8,654	100%	8,222	100%
(1) Net sales to third parties by location of third-party customer.

4. Income taxes
During the fourth quarter of 2022, Alcon recognized the impact of an Advanced Pricing Agreement between US and Switzerland tax authorities (the "2022 APA") related to the allocation and taxation of relevant Alcon profits between the US and Switzerland retroactive to 2019. The 2022 APA results in more profit being taxable at the rate applicable in the US compared to Alcon’s historical filing position. As a result, in the fourth quarter of 2022 Alcon recorded a discrete item of $37 million of income tax expense related to the 2019 through 2021 tax years and an increase of $64 million of income tax expense for the current year. The 2022 APA was agreed upon in the first quarter of 2023 and is expected to be valid through 2027.

5. Dividends and (loss)/earnings per share
Dividends
On February 15, 2022, the Company's Board of Directors (the "Board") proposed a dividend of CHF 0.20 per share, which was subsequently approved by the shareholders at the Annual General Meeting on April 27, 2022 and paid in May 2022 for an amount of $100 million.
On February 23, 2021, the Board proposed a dividend of CHF 0.10 per share, which was subsequently approved by the shareholders at the Annual General Meeting on April 28, 2021 and paid in May 2021 for an amount of $54 million.
(Loss)/earnings per share
As of December 31, 2022, there were 491.8 million outstanding common shares, after the delivery of 1.7 million net shares vesting under the equity incentive programs during the twelve months ended December 31, 2022.
Basic (loss)/earnings per share is computed by dividing net (loss)/income for the period by the weighted average number of common shares outstanding during the period. For the three and twelve months ended December 31, 2022, the weighted average number of shares outstanding was 491.8 million and 491.4 million, respectively. For the three and twelve months ended December 31, 2021, the weighted average number of shares outstanding was 490.1 million and 490.0 million, respectively.
The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 10 to these Condensed Consolidated Interim Financial Statements. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three months ended December 31, 2022, 3.2 million unvested equity-based awards have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive. For the twelve months ended December 31, 2022, the weighted average diluted number of shares outstanding was 494.4 million, which includes the potential conversion of 3.0 million unvested equity-based awards. For the three and twelve months ended December 31, 2021, the weighted average diluted number of shares outstanding was 494.2 million and 493.4 million, respectively, which includes the potential conversion of 4.1 million and 3.4 million unvested equity-based awards, respectively.

6. Intangible assets other than goodwill
Intangible asset impairment charges
Impairment charges recognized in the Condensed Consolidated Income Statement during the three months ended December 31, 2022 amounted to $1 million. Impairment charges recognized in the Condensed Consolidated Income Statement during the twelve months ended December 31, 2022 amounted to $62 million, primarily due to impairments of $61 million recognized in the second quarter. An impairment charge of $59 million was recognized in Cost of net sales for a currently marketed product cash generating unit ("CGU") in the Surgical reportable segment due to higher forecasted research and development costs associated with product redesign and delayed launch date of the next generation product. The CGU was reduced to its recoverable amount of $15 million determined based on the value in use ("VIU") method at the time of impairment. VIU was estimated using net present value techniques utilizing pre-tax cash flows and a discount rate of 7.8%. The remaining impairment charge of $2 million in the second quarter was recognized in Research & development to fully impair an acquired research & development intangible asset in the Vision Care reportable segment which will no longer be used.
During the three months ended December 31, 2021, an impairment charge of $2 million was recognized in Research & development in the Condensed Consolidated Income Statement to fully impair a licensed technology in the Vision Care reportable segment which will no longer be used in future research and development activities. Impairments for the year ended December 31, 2021 amounted to $225 million due to additional impairments of $223 million recognized in the Condensed Consolidated Income Statement during the first nine months of 2021. An impairment charge of $178 million was recognized in the third quarter of 2021 in Research & development to fully impair a CGU in the Surgical reportable segment upon a decision to suspend research and development efforts and commercialization of the product as Alcon prioritizes other products in the portfolio. The remaining amount of $45 million relates to an impairment charge recognized in the first quarter of 2021 in Cost of net sales for a currently marketed product CGU in the Vision Care reportable segment due to lower expected sales. The CGU was reduced to its recoverable amount of $48 million determined based on the fair value less cost of disposal ("FVLCOD") method at the time of impairment. FVLCOD was estimated using net present value techniques utilizing post-tax cash flows and a discount rate as there are no direct or indirect observable prices in active markets for identical or similar assets. The discount rate was consistent with the rate used in the annual goodwill impairment assessment.
The estimates used in calculating net present values involve significant judgement by management and include assumptions with measurement uncertainty. The estimates include cash flow projections for a five-year period based on management forecasts, sales forecasts beyond the five-year period extrapolated using long-term expected growth rates, discount rates and future tax rates. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques.
For FVLCOD, the estimates used are considered to be consistent with market participant assumptions. Since the cash flow projections are a significant unobservable input, the fair value of the CGU was classified as Level 3 in the fair value hierarchy.

7. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of December 31, 2022 and December 31, 2021.

($ millions)	December 31, 2022	December 31, 2021
Non-current financial debts
Facility B, floating rate debt due 2024	—	796
Facility C, floating rate debt due 2024	—	395
Local facilities (Japan), floating rate debt due 2023	—	47
2.750% Series 2026 Notes	497	496
2.375% Series 2028 Notes	527	—
3.000% Series 2029 Notes	994	993
2.600% Series 2030 Notes	746	745
5.375% Series 2032 Notes	692	—
3.800% Series 2049 Notes	494	494
5.750% Series 2052 Notes	591	—
Revolving facility, floating rate due 2026	—	—
Total non-current financial debts	4,541	3,966

Current financial debts
Local facilities, floating rate:
Japan	69	84
All others	2	17
Other short-term financial debts, floating rate	26	6
Derivatives	10	7
Total current financial debts	107	114
Total financial debts	4,648	4,080
Interest expense recognized for Financial debts, excluding lease liabilities, was $32 million and $110 million for the three and twelve months ended December 31, 2022, respectively, and $23 million and $95 million for the three and twelve months ended December 31, 2021, respectively.
Series 2028 Notes issuance
On May 31, 2022, AFBV issued EUR denominated senior notes due in 2028 ("Series 2028 Notes") which are guaranteed by the Company. The Series 2028 Notes are unsecured senior obligations of AFBV issued and closed in a public offering and rank equally in right of payment with the Series 2026, Series 2029, Series 2030 and Series 2049 notes. The total principal of the Series 2028 Notes is $533 million (EUR500 million) as of December 31, 2022. The Series 2028 Notes were issued at 99.476% with 2.375% interest payable annually in May, beginning in May 2023. The Series 2028 Notes were issued at a discount totaling $3 million, which was recorded as a reduction to the carrying value of the Series 2028 Notes and will be amortized to Interest expense over the term of the Series 2028 Notes. AFBV incurred $3 million of debt issuance costs, which were recorded as a reduction to the carrying value of the Series 2028 Notes and will be amortized to Other financial income & expense over the term of the Series 2028 Notes.
On May 31, 2022, the funds borrowed through the issuance of the Series 2028 Notes were used to fully repay the $376 million (EUR350 million) Facility C term loan maturing in 2024 and repay $160 million of the $800 million Facility B term loan maturing in 2024. The transactions were accounted for as an extinguishment and partial extinguishment of a liability, respectively. Alcon recognized losses on extinguishment of $1 million associated with the write-off of unamortized deferred financing costs in Other financial income & expense during the second quarter of 2022.

2022 Bridge Loan Facility
On September 14, 2022, AFC executed a $900 million 2022 Bridge Loan Facility with J.P. Morgan Chase Bank, N.A. London Branch. The 2022 Bridge Loan Facility was fully guaranteed by the Company and was restricted for use in funding the acquisition of Aerie. On September 27, 2022, a Syndication Agreement was executed to add more financial institutions as new lenders, effective from September 28, 2022.
On November 21, 2022, in connection with the consummation of the Aerie acquisition, $775 million of the financing commitments were drawn with net proceeds of $771 million used for the acquisition of Aerie. AFC incurred $4 million of debt issuance costs, which were recorded as a reduction to the carrying value of the 2022 Bridge Loan Facility.
Series 2032 Notes and Series 2052 Notes issuance
On December 6, 2022, AFC issued senior notes due in 2032 ("Series 2032 Notes") and 2052 ("Series 2052 Notes") which are guaranteed by the Company. The Series 2032 Notes and Series 2052 Notes are unsecured senior obligations of AFC issued and closed in a private offering and rank equally in right of payment with the Series 2026, Series 2028, Series 2029, Series 2030 and Series 2049 notes. The principal amounts of the Series 2032 Notes and Series 2052 Notes are $700 million and $600 million, respectively. The Series 2032 Notes and Series 2052 Notes were issued at a discount of $4 million and $2 million, respectively, which were recorded as a reduction to the carrying values of the Series 2032 Notes and Series 2052 Notes and will be amortized to Interest expense over the term of the notes. AFC incurred debt issuance costs of $4 million and $7 million for the Series 2032 Notes and Series 2052 Notes, respectively, which were recorded as a reduction to the carrying values of the Series 2032 Notes and Series 2052 Notes and will be amortized to Other financial income & expense over the term of the notes.
The Notes consist of the following:
•     Series 2032 Notes - $700 million due in 2032 issued at 99.458%, 5.375% interest is payable twice per year in December and June, beginning in June 2023.
•     Series 2052 Notes - $600 million due in 2052 issued at 99.674%, 5.750% interest is payable twice per year in December and June, beginning in June 2023.
Using the funds borrowed through the issuance of the Series 2032 Notes and Series 2052 Notes together with cash, the Company exercised its early redemption rights to fully repay the remaining $640 million Facility B term loan and to fully repay the drawn amount of $775 million under the 2022 Bridge Loan Facility, as required by the mandatory prepayment clause. Consequently, the undrawn commitments of the 2022 Bridge Loan Facility was cancelled. The transactions were accounted for as extinguishment of liabilities. Alcon recognized losses on extinguishment of $4 million associated with the write-off of unamortized deferred financing costs in Other financial income & expense during the fourth quarter of 2022.
Senior notes assumed in Aerie acquisition
As part of the Aerie acquisition, Alcon assumed Aerie's $316.2 million convertible senior notes due on October 1, 2024. The convertible notes were issued at 1.500% interest payable semi-annually on April 1 and October 1 of each year. Following the delisting of Aerie on November 21, 2022, the senior notes were no longer convertible to equity. On December 20, 2022, Alcon made payments of $316.0 million to note holders and $0.2 million remained outstanding as of December 31, 2022.
Revolving facility
The $1.0 billion Revolving facility remained undrawn as of December 31, 2022.
Local bilateral facilities
During the twelve months ended December 31, 2022, changes in financial debts for local bilateral facilities primarily included the movement of balances from non-current to current and payment of certain local bilateral facilities in Japan. In addition, one local bilateral facility in Japan matured in February 2022 and was renewed for another one year term.

8. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds, equity securities of public companies and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within the Condensed Consolidated Balance Sheet.
Investments in equity securities of public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), fund investments, options to acquire private companies, and contingent consideration liabilities measured at fair value through profit and loss ("FVPL").

The below tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of December 31, 2022 and December 31, 2021.

	December 31, 2022
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	88	—	88
Long-term financial investments measured at FVPL	—	—	20	—	20
Long-term receivables from customers	—	—	—	119	119
Deferred compensation assets(1)	139	—	—	—	139
Non-current minimum lease payments from finance lease agreements	—	—	—	38	38
Long-term loans, advances and security deposits	—	—	—	22	22
Non-current financial assets	139	—	108	179	426
Current financial assets
Money market funds	229	—	—	—	229
Current portion of long-term receivables from customers(2)	—	—	—	102	102
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	25	25
VAT receivables(2)	—	—	—	99	99
Other receivables, security deposits and current assets(2)	—	—	—	77	77
Derivative financial instruments(2)	—	8	—	—	8
Current financial assets	229	8	—	303	540
Financial assets at fair value and amortized cost or cost	368	8	108	482	966
Financial liabilities
Contingent consideration liabilities	—	—	(98)	—	(98)
Non-current financial debt	—	—	—	(4,541)	(4,541)
Current financial debt	—	—	—	(97)	(97)
Derivative financial instruments	—	(10)	—	—	(10)
Financial liabilities at fair value and amortized cost	—	(10)	(98)	(4,638)	(4,746)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes recorded in Non-current financial debt with a fair value of $4,145 million and a carrying value of $4,541 million as of December 31, 2022. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.

	December 31, 2021
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	46	—	46
Long-term financial investments measured at FVPL	—	—	6	—	6
Long-term receivables from customers	—	—	—	110	110
Deferred compensation assets(1)	155	—	—	—	155
Non-current minimum lease payments from finance lease agreements	—	—	—	35	35
Long-term loans, advances and security deposits	—	—	—	20	20
Non-current financial assets	155	—	52	165	372
Current financial assets
Money market funds	624	—	—	—	624
Equity securities of public companies(2)	3	—	—	—	3
Current portion of long-term receivables from customers(2)	—	—	—	97	97
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	28	28
VAT receivables(2)	—	—	—	105	105
Other receivables, security deposits and current assets(2)	—	—	—	79	79
Derivative financial instruments(2)	—	3	—	—	3
Current financial assets	627	3	—	309	939
Financial assets at fair value and amortized cost or cost	782	3	52	474	1,311
Financial liabilities
Contingent consideration liabilities	—	—	(112)	—	(112)
Non-current financial debt	—	—	—	(3,966)	(3,966)
Current financial debt	—	—	—	(107)	(107)
Derivative financial instruments	—	(7)	—	—	(7)
Financial liabilities at fair value and amortized cost	—	(7)	(112)	(4,073)	(4,192)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2029, 2030 and 2049 Notes recorded in Non-current financial debt with a fair value of $2,891 million and a carrying value of $2,728 million as of December 31, 2021. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.
The carrying amount is a reasonable approximation of fair value for all other financial assets and liabilities as of December 31, 2022, including Cash & cash equivalents, Trade receivables, Income tax receivables and Trade payables.
There were no transfers of financial instruments between levels in the fair value hierarchy during the twelve months ended December 31, 2022.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2022	2021	2022	2021
Balance as of January 1	46	28	6	24
Additions	45	18	—	—
(Loss) recognized in Consolidated Statement of Comprehensive (Loss)/Income	(2)	—	—	—
Unrealized gain/(loss) in Consolidated Income Statement	—	—	14	(3)
Amortization	—	—	—	(12)
Settlement	(1)	—	—	(3)
Balance as of December 31	88	46	20	6
Financial liabilities

	Contingent consideration liabilities
($ millions)	2022	2021
Balance as of January 1	(112)	(157)
Accretion for passage of time	(9)	(12)
Adjustments for changes in assumptions	23	42
Payments	—	15
Balance as of December 31	(98)	(112)
Changes in contingent consideration liabilities in the current period include adjustments for changes in assumptions of $23 million, primarily due to revised expectations for achievement and timing of settlement for development and commercial milestones. As of December 31, 2022, the probability of success for various development and commercial milestones ranges from 55% to 57% and the maximum remaining potential payments related to contingent consideration from business combinations is $395 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year period include adjustments for changes in assumptions of $42 million, primarily due to revised expectations for achievement of commercial milestones related to the fully impaired CGU in the Surgical reportable segment discussed in Note 6 and timing of settlement for development and commercial milestones. The prior year also included a payment of $15 million related to achievement of a development milestone.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" based on the projected timing of settlement which is estimated to range from 2028 through 2034 for contingent consideration obligations as of December 31, 2022.
Derivatives
As of December 31, 2022, the net value of unsettled positions for derivative forward contracts and swaps was $2 million, including $8 million of unrealized gains in Other current assets and $10 million of unrealized losses in Current financial debts. As of December 31, 2021, the net value of unsettled positions for derivative forward contracts and swaps was $4 million, including $3 million of unrealized gains in Other current assets and $7 million of unrealized losses in Current financial debts. There are master agreements with several banking counterparties for derivative financial instruments; however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of December 31, 2022 or December 31, 2021.

Nature and extent of risks arising from financial instruments
Note 17 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. There have been no significant updates to our assessment of the nature and extent of risks arising from financial instruments during the period.

9. Condensed Consolidated Statement of Cash Flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
9.1     Depreciation, amortization, impairments and fair value adjustments

	Twelve months ended December 31
($ millions)	2022	2021

Property, plant & equipment	332	323
Right-of-use assets	76	81
Intangible assets	715	815
Financial assets	(14)	3
Other non-current assets	2	(2)
Total	1,111	1,220
9.2     Change in net current assets and other operating cash flow items

	Twelve months ended December 31
($ millions)	2022	2021

(Increase) in inventories	(217)	(326)
(Increase) in trade receivables	(164)	(198)
(Decrease)/increase in trade payables	(48)	60
Net change in other operating assets	(63)	(24)
Net change in other operating liabilities	(30)	174
Total	(522)	(314)

10. Equity-based compensation
As described in Note 23 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the twelve months ended December 31, 2022 and 2021:

	Twelve months ended December 31
(shares in millions)	2022	2021
Unvested at January 1	5.6	5.4
Granted	2.0	1.9
Vested	(2.4)	(1.3)
Forfeited	(0.4)	(0.4)
Unvested at December 31	4.8	5.6

11. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property, including under the Hatch-Waxman Act, and anti-bribery matters such as those under the Foreign Corrupt Practices Act of 1977 ("FCPA"), as amended.
As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. The following is a summary as of February 27, 2023 of significant legal proceedings to which Alcon or its subsidiaries were or are currently a party and should be read in conjunction with Note 18 to the Consolidated Financial Statements in the Form 20-F.
Contact lenses class actions
Beginning in the first quarter of 2015, more than 50 class action complaints were filed in several courts across the US naming as defendants contact lens manufacturers, including Alcon, and alleging violations of federal antitrust law, as well as the antitrust, consumer protection and unfair competition laws of various states, in connection with the implementation of unilateral price policies by the defendants in the sale of contact lenses. The cases were consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation. On March 23, 2022, Alcon entered a settlement agreement under which it admitted no liability and subsequently paid $20 million into a common fund for eligible members of a class consisting of retail purchasers of contact lenses that were subject to a unilateral price policy. In exchange, Alcon obtained a release of all claims asserted against it by the class during the third quarter of 2022. On October 12, 2022, the court approved Alcon's settlement of this matter and the case is now concluded.
Hatch-Waxman patent litigation
From time to time, Alcon is a party to certain patent infringement proceedings in the US in connection with Notices of Paragraph IV Certification under the Hatch-Waxman Act received from third-party generic manufacturers respecting their applications for generic versions of certain products sold by or on behalf of Alcon, including Simbrinza, Pataday, Rhopressa and Rocklatan, or other similar suits.
During the third quarter of 2022, Alcon received a Paragraph IV Certification Letter under the Hatch-Waxman Act notifying Alcon that a generic drug company filed an application with the FDA seeking pre-patent expiry approval to sell a generic version of Simbrinza (brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2%. In October 2022, Alcon filed a patent infringement lawsuit in the US District Court for the District of Delaware against that generic drug company. The lawsuit, which asserts two patents, automatically stays FDA approval of the generic drug application for up to 30 months from receipt of the Paragraph IV Certification Letter (or earlier if the court renders a decision adverse to Alcon). The court has entered a schedule that sets trial for October 2024. Alcon intends to defend its patents in this case vigorously.
On January 31, 2022, prior to Alcon's acquisition of Aerie, Aerie received three Paragraph IV Certification Letters under the Hatch-Waxman Act notifying Aerie that three generic drug companies had filed applications to the FDA seeking pre-patent expiry approval to sell generic versions of Rhopressa and/or Rocklatan. On March 14, 2022, Aerie filed patent infringement lawsuits in the US District Court for the District of New Jersey against those generic drug companies. These lawsuits automatically stay FDA approval of the generic drug applications for up to 30 months from receipt of the respective Paragraph IV Certification Letters (or earlier if a court renders a decision adverse to Alcon). The lawsuits have been consolidated into a single case with a trial scheduled for January 2025. Alcon intends to defend its patents in this case vigorously.
JJSVI patent dispute
On June 23, 2020, Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), acting through its subsidiaries, filed a patent infringement action in the US District Court in Delaware alleging that the manufacture, use, sale, offer for sale, and/or importation of Alcon’s LenSx Laser System willfully infringes, directly and/or indirectly, one or more claims of 12 US patents. JJSVI subsequently amended its complaint to include copyright infringement claims relating to, among other things, source code used in the LenSx Laser System as well as additional claims of patent infringement. Also beginning on June 23, 2020, JJSVI filed claims in Mannheim, Germany, alleging that Alcon directly infringes certain European patents through its manufacture and sale of LenSx. In these cases, JJSVI sought monetary and injunctive relief. Alcon defended all of these cases vigorously and asserted various patent infringement and invalidity claims against JJSVI in Europe and the US. Prior to the trial on the copyright claims in the Delaware action set for February 2023, the parties entered into a confidential settlement agreement to resolve all of the pending legal proceedings described above. As part of that resolution, the parties exchanged cross-licenses of certain intellectual property and other mutually agreed covenants and releases, and Alcon agreed to make a one-time payment to JJSVI of $199 million, which was accrued as of December 31, 2022, for those rights and to resolve the parties’ various worldwide intellectual property disputes concerning such devices.
Hoya patent dispute
On December 11, 2020, Hoya Corporation and one of its affiliates filed suit against Alcon in the US District Court for the Northern District of Texas alleging that Alcon's UltraSert Pre-Loaded Delivery System infringes six of Hoya's US patents. The court denied in part Alcon’s motion to dismiss Hoya’s complaint on September 20, 2021. Trial is set for February 2024. Alcon intends to defend the case vigorously.
Asia / Russia investigation
In 2017 and 2018, Alcon and Novartis Group companies, as well as certain present and former executives and associates of Alcon and Novartis, received document requests and subpoenas from the US Department of Justice (“DoJ”) and the SEC requesting information concerning Alcon accounting, internal controls and business practices in Asia and Russia, including revenue recognition for surgical equipment and related products and services and relationships with third party distributors, both before and after Alcon became part of the Novartis Group. The Investigations by the DoJ and the SEC have concluded. On June 25, 2020, Alcon entered into a three-year Deferred Prosecution Agreement with the DoJ regarding a charge that Alcon Pte Ltd. conspired to falsify financial books and records in violation of the US FCPA. The charge relates to payments made by a former distributor to health care providers in Vietnam between 2007 and 2014. Alcon agreed to pay the DoJ a penalty of $8.925 million, for which Novartis has indemnified Alcon.
Alcon believes that its total provisions for legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

12.    Acquisitions
12.1 Acquisition of business
Fair value of assets and liabilities arising from acquisition of business
The below table summarizes the preliminary purchase price allocation for business combinations for the twelve months ended December 31, 2022 and 2021.

	Twelve months ended December 31
($ millions)	2022	2021
Property, plant and equipment	27	—
Right-of-use assets	29	—
Currently marketed products	850	—
Acquired in-process research & development	175	—
Deferred tax assets	189	—
Inventories	49	—
Trade receivables	70	—
Short-term investments	79	—
Cash and cash equivalents	78	—
Other assets	15	—
Lease liabilities	(27)	—
Deferred tax liabilities	(255)	—
Provisions and other non-current and current liabilities	(235)	—
Current income tax liabilities	(46)	—
Trade payables	(3)	—
Financial debts	(316)	—
Net identifiable assets acquired	679	—
Goodwill	65	—
Total purchase consideration	744	—
Acquired liquidity	(78)	—
Net assets recognized as a result of business combinations	666	—
Vision care - Acquisition of Aerie Pharmaceuticals, Inc.
On November 21, 2022, Alcon acquired 100% of the outstanding shares and equity of Aerie, a pharmaceutical company focused on the discovery, development, manufacturing and commercialization of first-in-class ophthalmic therapies. The acquisition includes with the business among other assets, two commercial pharmaceutical ophthalmic eye drop products, Rocklatan and Rhopressa, as well as AR-15512, a Phase 3 product candidate for dry eye disease, and a pipeline of several ophthalmic pharmaceutical product candidates. This transaction helps bolster Alcon’s presence in the ocular health space with its portfolio of commercial products and development pipeline within the Vision Care reportable segment. Pursuant to the terms of the Agreement and Plan of Merger, Alcon paid $15.25 per share to acquire all outstanding shares of Aerie. The total purchase consideration amounted to $744 million and total cash paid for the net identifiable assets recognized, net of cash acquired, was $666 million.
The fair values of the acquired assets and assumed liabilities are provisional pending final measurement of the purchase consideration.

The short-term investments were liquidated subsequent to the acquisition.
Provisions and other non-current liabilities include a contingent liability of $57 million recognized upon the acquisition of Aerie in 2022 related to uncertainty associated with potential contractual payment obligations in the event patents are issued in certain international markets, which may prevent commercialization of Rocklatan and Rhopressa in those markets. The estimated potential undiscounted amount and timing of all future payments that Alcon could be required to make is $71 million in 2027. As of December 31, 2022, there has been no change in the amount recognized for the liability, except for the unwinding of the discount of $0.3 million, as there has been no change in the assumptions.
The goodwill is attributable to assembled workforce and pharmaceutical research and development capabilities, including early stage compounds under development. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $20 million were recognized in Other expense in the Condensed Consolidated Income Statement during 2022 and were reported in operating cash flows in the Condensed Consolidated Statement of Cash Flows.
Post-acquisition net sales and net loss attributable to Aerie
For the period from the date of the Aerie acquisition, November 21, 2022, through December 31, 2022, the acquired business increased Alcon's 2022 net sales by $16 million and reduced Alcon's 2022 net income by $32 million.
Unaudited Alcon condensed consolidated pro forma net sales and net income
If the Aerie acquisition had occurred on January 1, 2022, unaudited condensed consolidated pro forma net sales and net income for the twelve months ended December 31, 2022 would have been approximately $8,776 million and $192 million, respectively. This pro forma information is presented for illustrative purposes only and may not be indicative of the results of operations that would have actually occurred. In addition, future results may vary significantly from the results reflected in the pro forma information. These estimated amounts have been calculated using Aerie's results of operation beginning January 1, 2022 and adjusting them for:
•alignment of the accounting policies between Alcon and Aerie;
•additional amortization that would have been charged assuming the fair value adjustments to inventories and intangible assets had been applied from January 1, 2022;
•add back of interest expense from Aerie's convertible senior notes to pro forma net income assuming senior notes would have been repaid on January 1, 2022;
•additional interest expense that would have been recorded assuming the Series 2032 Notes and Series 2052 Notes were issued on January 1, 2022 to the extent the proceeds were used to refinance the 2022 Bridge Loan Facility;
•exclusion of Aerie's pre-acquisition transaction costs; and
•tax effects of the above adjustments.

12.2 Acquisitions of assets
The below table summarizes the purchase price allocation for asset acquisitions in the twelve months ended December 31, 2022 and 2021, including initial direct costs:

	Twelve months ended December 31
($ millions)	2022	2021
Currently marketed products	385	—
Acquired in-process research & development	10	—
Other intangible assets (including software)	12	—
Deferred tax assets	57	—
Trade receivables	10	—
Inventory	16	—
Cash and cash equivalents	4	—
Other assets	6	—
Trade payables and other liabilities	(11)	—
Net identifiable assets acquired	489	—
Acquired liquidity	(4)	—
Net assets recognized as a result of asset acquisitions	485	—
During the twelve months ended December 31, 2022, cash paid for acquisitions, net of cash acquired, was $485 million, the most significant of which was $477 million paid for Ivantis, Inc., described below.
Surgical - Acquisition of Ivantis, Inc.
On January 7, 2022, Alcon acquired 100% of the outstanding shares and equity of Ivantis, Inc., a privately-held, US-based company and manufacturer of the Hydrus Microstent, a minimally-invasive glaucoma surgery (“MIGS”) device designed to lower intraocular pressure for open-angle glaucoma patients. The acquisition expands Alcon’s surgical portfolio and is expected to help provide a platform for more growth in the glaucoma space. Pursuant to the terms and subject to the conditions of the Option Agreement and Plan of Merger, as amended, Alcon agreed to pay total upfront consideration of $479 million and additional amounts to be potentially paid upon achievement of a development milestone and commercial milestones calculated as a percentage of sales in excess of defined targets that expire in calendar year 2024.
The acquisition was accounted for as an asset acquisition rather than a business combination as substantially all of the fair value of the gross assets acquired is concentrated in the value of the Hydrus Microstent commercially marketed product intangible assets, being a group of identifiable assets. Consequently, a relative fair value approach was taken for allocating the consideration to the acquired assets and liabilities with no goodwill recognized.
During the twelve months ended December 31, 2022, total cash paid for the acquisition, net of cash acquired, was $477 million. Direct acquisition costs of $2 million were capitalized.

13. Subsequent events
On February 14, 2023, three local bilateral facilities in Japan with commitments totaling $170 million (JPY22.5 billion) maturing in February 2023 were refinanced by three facilities with two year maturities.
Refer to Note 11 to these Condensed Consolidated Interim Financial Statements for information on any updates to significant legal proceedings subsequent to December 31, 2022.
On February 27, 2023, the Board approved the proposal to submit the 2022 financial statements of Alcon Inc. and Alcon's Consolidated Financial Statements for approval at the Annual General Meeting on May 5, 2023 and authorized these unaudited Condensed Consolidated Interim Financial Statements for release. Additionally on February 27, 2023, the Board proposed a dividend of CHF 0.21 per share to be approved at the same Annual General Meeting. If approved by the shareholders, the total dividend payments would amount to a maximum of approximately $113 million using the CHF/USD exchange rate as of February 21, 2023.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income/(loss) excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Reconciliation of IFRS results to core results
Three months ended December 31, 2022

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(4)	Legal items(6)	Other items(7)	Core results
Gross profit	1,170	149	—	—	—	3	1,322
Operating income	21	151	1	78	70	32	353
(Loss)/income before taxes	(31)	151	1	78	70	32	301
Taxes(8)	(66)	(26)	—	(14)	(17)	31	(92)
Net (loss)/income	(97)	125	1	64	53	63	209
Basic (loss)/earnings per share ($)	(0.20)						0.42
Diluted (loss)/earnings per share ($)	(0.20)						0.42
Basic - weighted average shares outstanding (millions)(9)	491.8						491.8
Diluted - weighted average shares outstanding (millions)(9)	491.8						495.0
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Three months ended December 31, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits (5)	Other items(7)	Core results
Gross profit	1,206	134	—	—	—	—	—	1,340
Operating income	182	138	2	13	28	(16)	1	348
Income before taxes	141	138	2	13	28	(16)	1	307
Taxes(8)	(2)	(25)	—	(2)	(5)	2	—	(32)
Net income	139	113	2	11	23	(14)	1	275
Basic earnings per share ($)	0.28							0.56
Diluted earnings per share ($)	0.28							0.56
Basic - weighted average shares outstanding (millions)(9)	490.1							490.1
Diluted - weighted average shares outstanding (millions)(9)	494.2							494.2
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Twelve months ended December 31, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(4)	Legal items(6)	Other items(7)	Core results
Gross profit	4,748	572	59	—	—	2	5,381
Operating income	672	588	62	119	90	40	1,571
Income before taxes	463	588	62	119	90	40	1,362
Taxes(8)	(128)	(99)	(14)	(20)	(22)	29	(254)
Net income	335	489	48	99	68	69	1,108
Basic earnings per share ($)	0.68						2.25
Diluted earnings per share ($)	0.68						2.24
Basic - weighted average shares outstanding (millions)(9)	491.4						491.4
Diluted - weighted average shares outstanding (millions)(9)	494.4						494.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Twelve months ended December 31, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transfor-mation costs(4)	Post-employ-ment benefits(5)	Legal items(6)	Other items(7)	Core results
Gross profit	4,652	520	45	—	—	—	—	(1)	5,216
Operating income	580	529	225	36	68	(16)	50	(29)	1,443
Income before taxes	418	529	225	36	68	(16)	50	(29)	1,281
Taxes(8)	(42)	(95)	(51)	(6)	(13)	2	(12)	(1)	(218)
Net income	376	434	174	30	55	(14)	38	(30)	1,063
Basic earnings per share ($)	0.77								2.17
Diluted earnings per share ($)	0.76								2.15
Basic - weighted average shares outstanding (millions)(9)	490.0								490.0
Diluted - weighted average shares outstanding (millions)(9)	493.4								493.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs, primarily related to IT and third party consulting fees, following completion of the spin-off.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)Includes impacts from pension and other post-employment benefit plan amendments.
(6)For the three and twelve months ended December 31, 2022, includes legal settlement costs.
For the twelve months ended December 31, 2021, includes an increase in provisions for legal matters.
(7)For the three months ended December 31, 2022, Gross profit includes the amortization of inventory fair value adjustments related to recent acquisitions. Operating income also includes acquisition and integration related expenses and fair value adjustments of financial assets.
For the three months ended December 31, 2021, Operating income includes the amortization of option rights, partially offset by fair value adjustments of financial assets.
For the twelve months ended December 31, 2022, Gross profit includes the amortization of inventory fair value adjustments related to recent acquisitions, partially offset by fair value adjustments to contingent consideration liabilities. Operating income also includes acquisition and integration related expenses, partially offset by fair value adjustments to contingent consideration liabilities and fair value adjustments of financial assets.
For the twelve months ended December 31, 2021, Gross profit includes fair value adjustments to contingent consideration liabilities. Operating income also includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of option rights and fair value adjustments of financial assets.
(8)For the three months ended December 31, 2022, total tax adjustments of $26 million include tax associated with operating income core adjustments, partially offset by a discrete tax item. Tax associated with operating income core adjustments of $332 million totaled $63 million with an average tax rate of 19.0%. Core tax adjustments for discrete tax items totaled $37 million related to the recognition of an Advanced Pricing Agreement between US and Switzerland tax authorities for fiscal years 2019 through 2021.
For the three months ended December 31, 2021, total tax adjustments of $30 million include tax associated with operating income core adjustments of $166 million with an average tax rate of 18.1%.
For the twelve months ended December 31, 2022, total tax adjustments of $126 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $899 million totaled $166 million with an average tax rate of 18.5%. Core tax adjustments for discrete tax items totaled $40 million, primarily related to the recognition of an Advanced Pricing Agreement between US and Switzerland tax authorities for fiscal years 2019 through 2021.
For the twelve months ended December 31, 2021, total tax adjustments of $176 million include tax associated with operating income core adjustments of $863 million with an average tax rate of 20.4%.
(9)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

EBITDA

	Three months ended December 31		Twelve months ended December 31
($ millions)	2022	2021	2022	2021

Net (loss)/income	(97)	139	335	376
Taxes	66	2	128	42
Depreciation of property, plant & equipment	89	82	330	323
Depreciation of right-of-use assets	18	20	76	81
Amortization of intangible assets	168	154	653	590
Impairments of property, plant & equipment, and intangible assets	1	2	64	225
Interest expense	40	28	134	120
Other financial income & expense	12	13	75	42
EBITDA	297	440	1,795	1,799

Cash flow and net (debt)/liquidity

	Twelve months ended December 31
($ millions)	2022	2021

Net cash flows from operating activities	1,217	1,345
Net cash flows used in investing activities	(1,865)	(1,198)
Net cash flows used in financing activities	(8)	(123)
Effect of exchange rate changes on cash and cash equivalents	61	(6)
Net change in cash and cash equivalents	(595)	18
Change in derivative financial instrument assets	5	—
Change in equity securities of public companies	(3)	3
Change in current and non-current financial debts	(568)	38
Change in net (debt)	(1,161)	59
Net (debt) at January 1	(2,499)	(2,558)
Net (debt) at December 31	(3,660)	(2,499)

Net (debt)/liquidity

($ millions)	At December 31, 2022	At December 31, 2021

Current financial debt	(107)	(114)
Non-current financial debt	(4,541)	(3,966)
Total financial debt	(4,648)	(4,080)

Less liquidity:
Cash and cash equivalents	980	1,575
Equity securities of public companies	—	3
Derivative financial instruments	8	3
Total liquidity	988	1,581
Net (debt)	(3,660)	(2,499)
Free cash flow
The following is a summary of free cash flow for the twelve months ended December 31, 2022 and 2021, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Twelve months ended December 31
($ millions)	2022	2021

Net cash flows from operating activities	1,217	1,345
Purchase of property, plant & equipment	(636)	(700)
Free cash flow	581	645

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our transformation program, market growth assumptions, our sustainability and diversity plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that we have entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; the impact of a disruption in our global supply chain or important facilities; supply constraints and increases in the cost of energy; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests; our success in completing and integrating strategic acquisitions; the success of our research and development efforts, including our ability to innovate to compete effectively; global and regional economic, financial, legal, tax, political and social change; our ability to comply with all laws to which we may be subject; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our reliance on outsourcing key business functions; our ability to attract and retain qualified personnel; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; our ability to protect our intellectual property; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing our foreign private issuer status under U.S. securities laws.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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